Exhibit 99.1

SYSWIN INC.
ANNOUNCES FOURTH QUARTER AND FULL YEAR UNAUDITED FINANCIAL RESULTS
Aggregate transaction value and Net revenue for Full Year 2010, increased year over year by 68.4% and 45.4%

BEIJING, March 24, 2011 -- SYSWIN Inc. (NYSE: SYSW; "SYSWIN" or "the Company"), a leading primary real estate service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

FOURTH QUARTER 2010 FINANCIAL & OPERATIONAL SUMMARIES:

–
Aggregate gross floor area (“GFA”) of properties sold increased 49.7% year-over-year to 1.4 million square meters. Aggregate transaction value of properties sold increased 85.3% year-over-year to RMB16.6 billion.

–	Net revenue increased 31.0% year-over-year to RMB197.3 million.
–	Gross profit increased 16.4% year-over-year to RMB136.3 million.
–
Operating income decreased 9.7% year-over-year to RMB78.2 million. The decrease is primarily due to the increase of cost and operating expenses representing the increase of staff cost to achieve sales growth.

–	Net income decreased 7.4% year-over-year to RMB56.9 million.
–	Net cash inflow from operating activities was RMB71.8 million, compared to RMB79.4 million in 4Q09.
–	Basic and diluted earnings per ADS (EPADS, with 1 ADS representing 4 ordinary shares) was US$0.20, compared to US$0.24 in 4Q09.

FULL YEAR 2010 FINANCIAL & OPERATIONAL SUMMARIES:

–	Aggregate GFA of properties sold increased 52.0% year-over-year to 4.3 million square meters. Aggregate transaction value of properties sold increased 68.4% year-over-year to RMB50.0 billion.
–	Net revenue increased 45.4% year-over-year to RMB629.0 million.
–	Gross profit increased 43.1% year-over-year to RMB431.4 million.
–	Operating income increased 28.9% year-over-year to RMB279.7 million.
–	Net income increased 24.4% year-over-year to RMB189.6 million.
–	Net cash inflow from operating activities was RMB158.9 million, compared to RMB18.6 million in 2009.
–	Basic and diluted EPADS was US$0.72, compared to US$0.59 in 2009.

BUSINESS HIGHLIGHTS:

	FY 2009	FY 2010	Change	Q4 2009	Q4 2010	Change
Number of cities entered	14	17	3	14	17	3
Aggregate GFA of the properties sold (in thousand square meters)	2,858	4,344	52.0%	923	1,382	49.7%
Average selling price per square meters (in RMB)	10,385	11,505	10.8%	9,706	12,009	23.7%
Aggregate transaction value (in million RMB)	29,678	49,976	68.4%	8,958	16,596	85.3%
Effective commission rates (%)	1.4%	1.2%	-0.2%	1.6%	1.1%	-0.5%
Effective base commission rates (%)	0.9%	0.9%	-	1.2%	1.0%	-0.2%
Number of projects under sales	68	98	30	68	98	30

Commenting on the results, SYSWIN’s CEO and Director, Mr. Liangsheng Chen said,

“2010 has been a historic year for SYSWIN, underscored by our successful listing on the New York Stock Exchange (“NYSE”) on November 24, 2010 and solid top and bottom line performance. Our US listing represents a major milestone towards our goal of becoming one of the best real estate service providers in China. Our success is derived from our focused implementation of the following growth strategies :1) leverage dominant market leadership in Beijing to deepen penetrate into surrounding cities in Greater Beijing region; 2) increase market share in existing major cities by winning projects from current developers customers; 3) key client strategy to accelerate geographic expansion to build nationwide network; 4) expand client base focusing on top 100 national and local leading developers; 5) pursue new opportunities for long term growth.

We are very pleased to report strong revenue growth with net revenues increasing year-over-year by 31% in the fourth quarter and 45.4% for the full year 2010. Despite of continued tightening measures to regulate the property market in China and more severely in Beijing, our financial performance reflected a continued enhancement in revenue mix with increasing contribution from other cities outside Beijing, representing a year over year increase of 31.7% and 85.3%, respectively. SYSWIN was also able to deliver a solid bottom line of 28.9% and 24.4% year over year increase in operating income and net income for full year of 2010.

Whilst we are pleased with the financial performance and confident in the long term potential of the Chinese real estate market, we are vigilant of the recent government tightening measures aimed at controlling housing prices through higher down payment requirements, interest rates and restrictions on multiple home purchases and most importantly, their negative impact on market demand. With new policies continued to roll out and pending implementation rules yet to be announced by local governments, the property market will face uncertainties in the intermediate term.

At the same time, it presents to us enormous opportunities from continued industry consolidation and outsourcing trends as we deepen our strategic partnership with leading national and local developers in tier 2 and 3 cities.

In better preparing ourselves to capitalize on these opportunities to drive our long term growth, we expedite the implementation of our key strategic initiatives since December 2010. These initiatives includes the acceleration of  1) regional expansion to build nationwide network in Southern China, Eastern China and surrounding cities of Beijing; 2) business and operational expansion and 3) investment in developing the primary land consultancy services and commercial property consultancy and sales agency services.

As a result, we have successfully established presence in 23 cities with 3 from Xingyan’s acquisition for the Southern region and 1 in Eastern region. The contract pipelines also reflected the continued enhancement in the revenue mix. As end December 2010, Beijing accounted for 38%, cities outside Beijing accounted for 62%.

Looking ahead in 2011, we are excited about our long term prospects but we will be vigilant and prudent in our expansion execution.” Mr. Chen continued, “With the recent milestones and our unwavering commitment to achieve profitable growth and focus to become the best real estate service provider in China, we strongly believed that we are well positioned to enhance and expand our market leadership, continue to grow the business and build long term shareholder value.”

FOURTH QUARTER & FULL YEAR OF 2010 FINANCIAL REVIEW:

Net Revenue

Net revenue in 4Q10 increased 31.0% from 4Q09 to RMB197.3 million.  Net revenue in 2010 increased 45.4% from 2009 to RMB629.0 million.

Real Estate Sales Agency Services

Net revenue from real estate sales agency services for 4Q10 increased 29.5% from 4Q09 to RMB187.0 million.  Net revenue from real estate sales agency services for 2010 increased 44.9% from 2009 to RMB 608.7 million. The increase primarily reflected an increase in the aggregate GFA of properties sold as well as the average selling price per square meters of properties sold.

●
The aggregate GFA of properties sold in 4Q10 increased 49.7% from 4Q09 to 1.4 million square meters.  The aggregate GFA of properties sold in 2010 increased 52.0% from 2009 to 4.3 million square meters.  The increases primarily reflected a significant increase in aggregate GFA of properties sold in category 2 and category 3 cities including Tianjin, Qingdao, Chengdu and Chongqing.

●
Average selling price per square meters of the projects to which we provided sales agency services in 4Q10 increased 23.7% from 4Q09 to RMB12,009. Average selling price per square meters of the projects to which we provided sales agency services in 2010 increased 10.8% from 2009 to RMB11,505. The increases were primarily due to an increase of average price of properties sold in Beijing.

●
Aggregate transaction value attributable to Beijing in 4Q10 increased 37.9% from 4Q09 to RMB7.8 billion. Aggregate transaction value of other cities in 4Q10 increased 166.4% from 4Q09 to RMB8.8 billion. Aggregate transaction value attributable to Beijing in 2010 increased 58.6% from 2009 to RMB30.1 billion. Aggregate transaction value of other cities in 2010 increased 85.8% from 2009 to RMB19.9 billion.

●
Overall commission rates in 4Q10 were 1.1%, compared to 1.6% in 4Q09. Excluding the Guo’ao project, the overall commission rates would have been 1.0% in 4Q10 and 1.2% in 4Q09. Overall commission rates in 2010 were 1.2%, compared to 1.4% in 2009. Excluding the Guo’ao project, the overall commission rates in 2010 would have been 1.0% compared to 1.0% in 2009.

Real estate consultancy services

Net revenues from real estate consultancy services in 4Q10 increased 67.6% from 4Q09 to RMB10.3 million, and accounted for 5.2% of our total net revenue in 4Q10, compared to 4.1% in 4Q09.  Net revenues from real estate consultancy services in 2010 increased 60.5% from 2009 to RMB20.3 million, and accounted for 3.2% of total net revenue in 2010, compared to 2.9% in 2009.  These improvements were mainly due to an increase in service activities in Beijing, Chongqing, Qingdao and Jinan.

Gross Profit and Gross Margin

Gross profit in 4Q10 increased 16.4% from 4Q09 to RMB136.3 million. Gross profit in 2010 increased 43.1% from 2009 to RMB431.4 million.

Cost of revenue in 4Q10 increased 82.4% from 4Q09 to RMB60.9 million. Cost of revenue in 2010 increased 50.6% from 2009 to RMB197.6 million. These increases were primarily due to the salaries, commissions and welfare expenses paid to the new and existing sales forces to accommodate the sales growth.

Gross margin was 69.1% in Q410 compared to 77.8% in 4Q09. Gross margin was 68.6% in 2010 compared to 69.7% in 2009. The decline in gross margin was primarily due to increased staff costs in associated with the additional and existing sales forces to accommodate sales growth and to support future projects.

Operating Expenses

Operating expenses including selling, marketing and administrative cost in 4Q10 increased 90.5% from 4Q09 to RMB58.2 million. Operating expenses in 2010 increased 79.5% from 2009 to RMB151.7 million. The increase of operating expenses represented an increase of staff cost resulted from the recruitment of additional supporting staffs in our expanded nationwide offices and a year-end bonus payment to management level staffs after company’s 2010 sales target are achieved.

Operating Income and Operating margin

Operating income in 4Q10 decreased 9.7% from 4Q09 to RMB78.2 million. The decrease was primarily due to the increase of staff cost to achieve sales growth. Operating income in 2010 increased 28.9% from 2009 to RMB279.7 million.

Operating margin in 4Q10 was 39.6% compared to 57.5% in 4Q09. Operating margin in 2010 was 44.5% compared to 50.1% in 2009.  The decrease of operating margin represented an increase of staff cost resulted from the recruitment of additional supporting staffs in our expanded nationwide offices and a year-end bonus payment to management level staffs after company’s 2010 sales target are achieved.

Income from Continuing Operation and Earnings per ADS

Income from continuing operation in 4Q10 decreased 13.9% from 4Q09 to RMB56.9 million. The decrease in income from continuing operation mainly reflected the decreased operating income as well as foreign exchange loss incurred in 4Q10.  Income from continuing operations in 2010 increased 27.5% from 2009 to RMB209.6 million.

Basic and diluted earnings from continuing operation per ADS was US$0.20 in 4Q10, compared to US$0.26 in 4Q09.

Basic and diluted earnings from continuing operation per ADS was US$0.80 in 2010, compared to US$0.64 in 2009.

Loss from Discontinued Operations

The discontinued operation represents the secondary real estate brokerage service which was disposed in August 2010.  We did not record any loss from discontinued operations in 4Q10 compared with a loss from discontinued operations of RMB4.6 million in 4Q09. For 2010, we recorded a loss of RMB20.1 million from discontinued operations compared with a loss from discontinued operations of RMB12.0 million in 2009.

Net Income and Earnings per ADS

For 4Q10, net income decreased 7.4% from 4Q09 to RMB56.9 million.  For the full year 2010, net income increased 24.4% from 2009 to RMB189.6 million.

Basic and diluted EPADS was US$0.20 in 4Q10, compared to US$0.24 in 4Q09.  Basic and diluted EPADS was US$0.72 in 2010, compared to US$0.59 in 2009.

Cash and Cash Flow

As of December 31, 2010, the total balance of cash and cash equivalents was RMB581.8 million, compared to RMB194.8 million on December 31, 2009. The increase was mainly attributable to the net proceeds received from the Company’s public offering of its shares listed on the NYSE and net cash inflow from operating activities in 2010.  For the full year 2010, the Company generated net cash inflow from operating activities of RMB158.9 million, compared to RMB18.6 million in 2009.

FIRST QUARTER 2011 GUIDANCE

SYSWIN expects revenue in the first quarter of 2011 to be in the range of RMB150 million to RMB158 million, an increase of 22% to 29% over the same quarter in 2010. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS:

Mr. Liangsheng Chen, CEO/ Director, Mr. Hongbing Tao, President/Director and Mr. Kai Li, CFO of SYSWIN will be hosting a conference call on March 25, 2011 at 8:00am ET. To participate on the conference call, please dial the following numbers:

US (Toll free) – 1.800.706.7745
HK (Toll free) – 800.96.3844
South China (Toll free) – 1080.0130.0399, 1080.0120.2655 and 1080.0152.1490
North China (Toll free) – 1080.0852.1490 and 1080.0712.2655
Other international locations (US Toll) – 1.617.614.3472

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call. Replays of the conference call will be available until April 1, 2011 by dialing 888.286.8010 and 617.801.6888 and entering 92526473 as the passcode. A live webcast can also be accessed through the investor relations section of the Company’s website http://www.syswin.com.

CONTACT:

Sherry Liu
Investor Relations
Email: ir@syswin.com
Tel: 8610-8472-8783

ABOUT SYSWIN

The Company began focusing on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 23 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties with net revenue derived from sales agency services representing 96.8% of the Company's total net revenue in 2010. Capitalizing on the experience and capabilities gained in Beijing, the Company has quickly replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business volume from its major key clients. Of China's top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

SAFE HARBOR STATEMENT:

This press release contains forward-looking statements, including statements regarding the quarterly and full year 2011 earnings results, anticipated performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN's future financial results are discussed more fully in SYSWIN's filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except shares and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2009 RMB	2010 RMB	2009 RMB	2010 RMB

Net revenue	150,551	197,260	432,736	629,022

Cost of revenues	(33,406)	(60,918)	(131,193)	(197,619)

Gross profit	117,145	136,342	301,543	431,403

Selling, marketing and administrative expenses	(30,539)	(58,163)	(84,545)	(151,724)

Income from operations	86,606	78,179	216,998	279,679
Interest expenses	-	-	(147)	-
Interest income	343	335	864	2,340
Foreign currency exchange loss	-	(1,486)	(576)	(1,486)
Other (expenses) / income – net	(174)	(616)	1,285	3,195

Income from continuing operations before income tax	86,775	76,412	218,424	283,728
Income tax	(20,709)	(19,499)	(53,968)	(74,088)

Income from continuing operations	66,066	56,913	164,456	209,640
Loss from discontinued operations, net	(4,580)	-	(12,039)	(20,054)

Net income	61,486	56,913	152,417	189,586

Income per share from continuing operations, basic and diluted	0.43	0.33	1.06	1.32
Loss per share from discontinued operations, net, basic and diluted	(0.03)	-	(0.08)	(0.13)
Net income per share, basic and diluted	0.40	0.33	0.98	1.19
Shares used in calculating income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	171,088,333	154,875,000	158,872,808

SYSWIN INC.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,
	2009 RMB	2010 RMB
ASSETS
Current assets:
Cash and cash equivalents	194,828	581,765
Restricted cash	-	3,000
Accounts receivable, net	238,450	281,374
Other receivables	16,549	16,502
Deferred tax assets	12,770	24,230
Total current assets	462,597	906,871

Non-current assets:
Property and equipment, net	152,046	50,165
Real estate properties held for lease, net	13,699	-
Intangible assets, net	2,223	3,507
Deferred tax assets	3,023	2,954
Other non-current assets	8,800	19,300
Total assets	642,388	982,797

Current liabilities:
Accrued expenses and other current liabilities	139,238	134,256
Income tax payable	21,763	28,109
Dividend payable	-	15,197
Total current liabilities	161,001	177,562

Non-current liabilities:
Deferred revenue	-	2,434
Total liabilities	161,001	179,996

Shareholders' equity:
Preferred shares	-	-
Ordinary shares	1	1
Additional paid-in capital	235,461	637,289
Statutory reserve	22,619	37,669
Retained earnings	223,306	127,842
Total shareholders’ equity	481,387	802,801
Total liabilities and shareholders’ equity	642,388	982,797

 SYSWIN INC.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2009 RMB	2010 RMB

Net cash provided by operating activities	18,632	158,924

Net cash (used in) provided by investing activities	(27,311)	79,995

Net cash provided by financing activities	182,578	148,018

Net increase in cash and cash equivalents	173,899	386,937
Cash and cash equivalents at the beginning of the year	20,929	194,828
Cash and cash equivalents at the end of the year	194,828	581,765

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